Exhibit 4.3

FACILITIES AGREEMENT

FACILITY LETTER

BANK OF SCOTLAND

Funding of

£20,000,000

to

FORBUOYS LIMITED, MARTIN RETAIL GROUP LIMITED,

CLARK RETAIL LIMITED and TM VENDING LIMITED

2002

Bank of Scotland

PO Box 39900

Level 7, Bishopsgate Exchange

155 Bishopsgate

London

EC2M 3YB

Telephone: 020 7012 9227

Fax: 020 7012 9435/6

FORBUOYS LIMITED

TM House

Ashwells Road

Pilgrims Hatch

Essex CM15 9ST

(company number 298945)

MARTIN RETAIL GROUP LIMITED

Unit 11

The Avenue

Newton Mearns

Glasgow G77 6AA

(company number SC13840)

CLARK RETAIL LIMITED

Unit 11

The Avenue

Newton Mearns

Glasgow G77 6AA

(company number SC101099)

TM VENDING LIMITED

TM House

Ashwells Road

Pilgrims Hatch

Essex CM15 9ST

(company number 1605108)

Dear Sirs,

REVOLVING CREDIT OF £15,000,000 and OVERDRAFT OF £5,000,000

We are pleased to offer you (each a “Borrower” and together the “Borrowers”) a revolving credit facility of £15,000,000 (the “Revolving Credit”) and an overdraft of £5,000,000 calculated on a net basis across the accounts of the Borrowers with BoS (the “Overdraft”) (the Revolving Credit and Overdraft, together the “Loans”) the same being in replacement of the secured revolving loan and guarantee facility incorporating an optional overdraft to, amongst others, TM Group Limited under the senior credit agreement between, amongst others, TM Group Limited, National Westminster Bank plc and the Banks (as defined therein) dated 28 November 1998. This offer is open for acceptance by the Borrower until 31 July 2002, when it will lapse. If accepted, this letter and its schedules will form the agreement between the Borrower and BoS for the Revolving Credit and Overdraft.

The definitions which shall apply to this letter are given in schedule 6.

1.	Conditions Precedent

Neither Loan will be available until BoS has received, in form and substance satisfactory to it, the documents and evidence detailed in schedule 1.

2.	Conditions Subsequent

The Borrowers shall procure that all Security Rights (other than Permitted Security Rights) owed by Group Companies and Marshell Group Limited to third parties will be discharged to the satisfaction of the Bank within one month of the date of this letter.

3.	The Revolving Credit

3.1	Purpose

The Borrower may only use the Revolving Credit to assist the Borrowers with their general working capital requirements and/or be utilised for:

3.1.1	Guarantees;

3.1.2	Forward Foreign Exchange Contracts;

3.1.3	Letters of Credit;

on the terms and conditions set out below. For the avoidance of doubt, all utilisations under the Revolving Credit, Guarantees, Forward Foreign Exchange Contracts and Letters of Credit shall not exceed £15,000,000 (the “Limit”).

3.2	Drawdown

3.2.1	Subject to clause 3.2.2, the Borrower may draw the Revolving Credit in Revolving Credit Advances by giving a Notice of Drawdown no later than 11 am on the proposed date of drawdown (which must be a Business Day).

3.2.2	Drawdown of each Revolving Credit Advance (other than a Rollover Advance which shall be conditional upon no Event of Default having occurred or resulting from BoS permitting such Rollover Advance) shall be conditional upon:

3.2.2.1	no Event of Default or Potential Event of Default having occurred or resulting from BoS permitting its drawdown; and

3.2.2.2	the amount of the Revolving Credit Advance requested being a minimum of £500,000 and not exceeding the undrawn amount of the Revolving Credit, less the amount of all other Revolving Credit Advances either drawn or previously requested in a Notice of Drawdown but not yet drawn.

3.3	Availability

3.3.1	The Revolving Credit shall be reviewed by BoS on the date falling 364 days after the date of this letter (the “Review Date”) and shall cease to be available on the Review Date when the Revolving Credit shall become immediately repayable unless BoS has agreed otherwise in writing.

3.3.2	To ascertain compliance with the Limit, the total indebtedness of the Borrowers to BoS in respect of the Revolving Credit shall be calculated by adding together:

(1)	the aggregate amount of BoS exposure under all guarantees issued by BoS under this letter;

(2)	10% of the face value of each Forward Foreign Exchange Contract entered into with BoS for a duration of up to 12 months under this letter and 20% (or such other figure as BoS advises under clause 5 below) in relation to those entered into for more than 12 months, in each case calculated on a daily basis at the then prevailing BoS spot rate of exchange;

(3)	the aggregate amount of BoS exposure under all Letters of Credit issued by BoS under this letter; and

(4)	all outstanding Revolving Credit Advances.

3.4	Repayment

3.4.1	Each Revolving Credit Advance drawn under the Revolving Credit shall (subject to the other provisions of this Agreement) be repaid by the Borrower on the last Business Day of each Interest Period for that Revolving Credit Advance and shall then be available for redrawing subject to clauses 3.2 and 3.3.

3.4.2	If any part of the Revolving Credit is used for the purchase of an asset or property (excluding for the avoidance of doubt, trading stock or assets acquired in the ordinary course of business), the net proceeds of sale of that asset or property (if any) shall be paid to BoS in reduction or repayment of the Revolving Credit.

3.5	Interest

3.5.1	The period for which each Revolving Credit Advance is outstanding shall be divided into successive periods, each of which will start on the expiry of the previous period or, in the case of the first Interest Period, on drawdown of the Revolving Credit Advance.

3.5.2	The Borrower will pay interest on each Revolving Credit Advance for each Interest Period at the annual rate which is the sum of (1) the Margin, (2) LIBOR and (3) the Mandatory Liquid Asset Costs.

3.5.3	Interest will be paid in arrears on each Interest Payment Date.

3.5.4	The Borrower may select Interest Periods of one week, one month, three months or six months (subject to clause 3.5.6 and/or as otherwise agreed by BoS).

3.5.5	If the Borrower does not select an Interest Period by 11 am on the Business Day preceding its commencement, then, subject to clause 3.5.6, that Interest Period will be three months.

3.5.6	No Interest Period may extend beyond the Final Repayment Date in respect of the Revolving Credit.

3.5.7	If there is a repayment, prepayment or recovery of any part of a Revolving Credit Advance other than on the last day of an Interest Period, then the Borrower will pay BoS an amount equal to the amount (if any) by which (1) interest which would have been payable on the amount received at the end of that Interest Period exceeds (excluding the Margin for the period after the date of repayment, prepayment or recovery) (2) interest which, in the opinion of BoS, would have been payable on a deposit of equal amount placed with a prime bank in London for a period from the first Business Day after the early payment or recovery until the end of that Interest Period and the Borrower indemnifies BoS against any other costs, liabilities or expenses incurred by BoS because of that early payment or recovery.

3.6	Voluntary Cancellation

3.6.1	The Borrower may cancel all or any part of the undrawn Revolving Credit provided that it has given BoS not less than 5 Business Days’ notice in writing of its intention to cancel.

3.6.2	Any undrawn amount of the Revolving Credit which is cancelled is not available for redrawing.

3.7	Mandatory Prepayment and Cancellation

Upon a Change of Control, Sale or Flotation:

3.7.1	the Borrower will prepay all amounts outstanding under the Revolving Credit (together with accrued interest); and

3.7.2	the undrawn Revolving Credit will be automatically cancelled.

4.	Guarantees

4.1	On request by a Borrower, BoS will issue guarantees or performance bonds (up to in aggregate the Guarantee Limit) on its behalf. Before BoS issues a guarantee or bond on behalf of a Borrower:

4.1.1	BoS must have approved the terms of the guarantee or bond; and

4.1.2	that Borrower shall have executed and delivered to BoS a counter indemnity in a form acceptable to BoS agreeing to indemnify BoS against any claim under the guarantee or bond and authorising BoS to debit the amount of a claim to any of the Borrowers’ accounts.

4.2	A charge of one point two five per cent (1.25%) of BoS outstanding liabilities (whether actual or contingent) from time to time under the guarantees shall be payable by the Borrowers in respect of guarantees or performance bonds issued by BoS on its behalf. This charge will be payable quarterly in advance on such dates as may be intimated by BoS.

5.	Forward Foreign Exchange Contracts

5.1	A Borrower may enter into Forward Foreign Exchange Contracts (up to in aggregate the FFEC Limit) with BoS for the purchase or sale of any freely convertible currency and with a maturity period of up to twelve months. For the purpose of calculating utilisations of this component of the Revolving Credit, BoS will assess its risk at 10% of the face value of each contract for a duration of up to 12 months and 20% in respect of contracts for more than 12 months unless BoS advises the relevant Borrower otherwise.

5.2	The Borrowers must ensure that each of them make sufficient funds (either in Sterling or in the appropriate foreign currency) available to meet their obligations under each of the Forward Foreign Exchange Contracts as and when they fall due. In the event that the Borrowers fail to do so, the Borrowers shall be liable to BoS in respect of the difference between (1) the Sterling equivalent of the amount the Borrowers were due to pay BoS on completion of the relevant Forward Foreign Exchange Contract and (2) (if less) the Sterling equivalent of the amount which BoS would have received by completing that contract at the prevailing spot rate of exchange for the relevant currency on the date of completion of the contract.

5.3	Whenever the Sterling equivalent of any currency amounts require to be calculated, it shall be calculated at the BoS spot rate of exchange for such currency on the applicable day at such time as BoS may select.

5.4	Charges will be payable for the issue of Forward Foreign Exchange Contracts in accordance with the tariffs applicable to those services issued to the Borrowers from time to time.

6.	Letters of Credit

6.1	On receipt of an acceptable written application, BoS will issue Letters of Credit (up to in aggregate the Letter of Credit Limit) on behalf of a Borrower under the terms of the Uniform Customs and Practice for Documentary Credits (as revised from time to time) and otherwise on BoS standard terms and conditions (which will be set out in the BoS application for the documentary credit, a copy of which will be provided to the relevant Borrower if so requested).

6.2	Charges will be payable for the issue of Letters of Credit in accordance with the tariffs applicable to those services issued to the Borrowers from time to time.

7.	Overdraft

7.1	The rate of interest applicable to the Overdraft shall be the annual rate which is the sum of one point two five per cent (1.25%) plus BoS base rate as that rate fluctuates. Interest will be calculated by BoS on a day to day basis on the cleared daily debit balance of the amount drawn down and will be debited to the relevant Borrower’s current accounts monthly in arrears on the Standard Application Dates. A notice of the accrued interest will be issued each month and interest applied 14 days after the date of that notice.

7.2	Interest at the annual rate of one point two five per cent (1.25%) over BoS base rate as that rate fluctuates will accrue on the cleared credit balances on any current accounts held with BoS of each Borrower in respect of which BoS considers it has a valid right of set off (the “Credit Balances”) calculated on a daily basis and set off monthly in arrears on the Standard Application Dates against the interest due on the Overdraft, provided that interest on the Credit Balances will be calculated as follows:

7.2.1	where the aggregate amount of the Credit Balances is less than or equal to the aggregate amount of the debit balances on any current account held with BoS of each Borrower (the “Debit Balances”), interest will be calculated on the full amount of the Credit Balances; and

7.2.2	where the aggregate amount of the Credit Balances is greater than the aggregate amount of the Debit Balances, interest will be calculated on an amount equal to the aggregate of the Debit Balances.

7.3	Availability of Overdraft

7.3.1	BoS shall review the Overdraft on the date falling 364 days after the date of this letter (the “Review Date”). On the Review Date, the Overdraft will cease to be available unless BoS has agreed in writing to its renewal or extension. In ascertaining whether or not the Overdraft will be renewed or extended, BoS will require the Borrowers to deliver the financial information required by clause 11.2 by way of financial information prior to that decision being made.

7.3.2	In accordance with normal banking practice, the Overdraft will be payable on demand.

7.3.3	In some circumstances, BoS may demand payment before the Review Date. This may happen if BoS consider that:

7.3.3.1	any of the terms or conditions of this letter have been breached; or

7.3.3.2	the financial condition of any Borrower or any guarantor of any Borrower has altered in any material way; or

7.3.3.3	the Overdraft was agreed on the basis of incorrect or incomplete information from the Borrowers; or

7.3.3.4	(acting reasonably) the basis upon which the Overdraft was agreed by BoS has altered in any material way.

7.3.4	If repayment of the Overdraft is demanded, any other utilisation (by way of Guarantee, Foreign Forward Exchange Contract or Letters of Credit) will cease to be available and the Borrowers shall immediately comply with that request. Any determination by BoS of any amount of principal, interest, commission or charges or an applicable interest rate shall, in the absence of manifest error, be prima facie evidence of such amount.

8.	Default Interest

8.1	If the Borrower fails to pay any sum under or in relation to any Loan on its due date then the Borrower will pay interest on it until it is paid at the Default Rate.

8.2	Default interest payable must be paid monthly in arrears and if not paid will itself bear interest at the Default Rate.

9.	Security

9.1	As security for the Loans and any other money owing or incurred to BoS by any Group Company (including contingent liabilities and all amounts due to BoS in respect of payment commitments entered into by BoS on behalf of any Group Company but not yet debited to that company’s account) the Borrower will deliver or procure delivery of the security detailed in schedule 1.

9.2	Following a Potential Event of Default, the Borrowers will grant such further security to BoS as it may require from time to time and at all times procure that (i) any subsidiary undertaking which is created or is acquired by any Group Company after the date of this letter and (ii) any dormant Group Company commences trading, will grant such security to BoS consistent with the security granted by the Charging Group Companies (other than Thistledove Limited and Holdings) under this letter, all such further security will secure the Loans and any other money owing or incurred to BoS by any Group Company (including contingent liabilities).

10.	Representations and Warranties

The Borrower by signing this letter makes the representations and warranties set out in schedule 2 and repeats each of the representations and warranties set out in paragraphs 1, 2, 3, 4, 5, 6, 7, 8 and 10 of schedule 2 on each Interest Payment Date.

11.	Covenants

The Borrower covenants with BoS that from the date of its acceptance of this letter until all the Borrower’s obligations under it have been discharged:

11.1	General Covenants

The Borrower will at all times comply and procure compliance by each Group Company with the general covenants set out in schedule 3.

11.2	Financial Information Covenants

The Borrower will at all times comply with the financial information covenants set out in schedule 4.

12.	Default and Indemnity

12.1	If any of the events in schedule 5 occurs, BoS may elect to treat the occurrence of that event (while the same is continuing unwaived) as an Event of Default and may by notice in writing to the Borrower:

12.1.1	cancel any part of any Loan then undrawn; and/or

12.1.2	require repayment (immediately or otherwise as BoS may require) of any Loan together with accrued interest; and/or

12.1.3	require that interest is payable on any Loan at the Default Rate; and/or

12.1.4	charge an administration fee to compensate for the additional time spent in administering the Loans (or either of them).

12.2	The Borrower will indemnify (and keep indemnified) BoS on written demand against any loss or expense, including legal fees, which BoS sustains or incurs:

12.2.1	because of a default by any Group Company of any obligation assumed by it under any BoS Document; or

12.2.2	as a consequence of any Event of Default.

13.	Taxes and Increased Cost

13.1	All payments by the Borrower to BoS (being a Qualifying Bank) under this letter shall be free and without deduction of tax, unless the Borrower is required by law to make a payment subject to deduction or withholding of tax, in which case the amount payable by the Borrower will be sufficiently increased to ensure that BoS receives and retains a net sum equal to that which it would have received and retained were no deduction or withholding made. If BoS subsequently receives a tax credit which is referable to the increased payment and which enhances its position, then it will reimburse the Borrower sufficient to redress the position up to the amount received so long as by so doing it does not prejudice receipt or retention of the tax credit.

13.2	If BoS incurs an Increased Cost, then the Borrower will indemnify it and will promptly pay to BoS the amount BoS certifies as payable. BoS will disclose, in reasonable detail, the basis of its calculation, but not any matter which it considers confidential.

13.3	Without prejudice to the rights of BoS under this clause 13, at any time after receipt of any such demand from BoS in accordance with the provisions of clause 13.2, and so long as the circumstances giving rise to such Increased Cost continue, the Borrower may, upon giving not less than 10 Business Days’ irrevocable notice in writing to BoS, prepay the whole (but not part only) of the Loans, together with all accrued interest thereon and all other sums payable to BoS pursuant to the BoS Documents.

14.	Payment, Set Off and Interest Calculations

14.1	All payments of principal, interest or commission will be paid to BoS at the Borrower’s branch unless BoS otherwise directs and shall be in cleared sterling funds free of set-off or counterclaim.

14.2	All sums of interest or commission will be calculated on the basis of a year of 365 days and for the actual number of days elapsed following decree or judgment as well as before it.

14.3	Any determination by BoS of any amount of principal, interest, commission or charges or an applicable interest rate shall, in the absence of manifest error, be prima facie evidence of the relevant amount.

14.4	Where the due date for payment of any sum under any BoS Document is not a Business Day then (without affecting subsequent payment dates) actual payment will be required on the next Business Day unless that day falls in the next calendar month, in which case payment will be on the preceding Business Day.

14.5	The Borrower agrees that any monies from time to time standing to its credit on any account with BoS may be retained as cover for and at any time without notice to the Borrower applied by BoS in or towards payment or satisfaction of any monies or liabilities now or from time to time due, owing or incurred by the Borrower to BoS in whatsoever manner, whether actually or contingently, whether solely or jointly with any other person and whether as principal or surety.

14.6	If BoS exercises any right of set-off in respect of any liability of the Borrower and that liability or any part of it is in a different currency from any credit balance against which BoS seeks to set it off, BoS may use the currency of the credit balance to purchase an amount in the currency of the liability at the then prevailing spot rate of exchange and to pay out of the credit balance all costs, charges and expenses incurred by BoS in connection with that purchase.

14.7	If the Borrower fails to pay any amount due to BoS in Sterling but makes such payment in another optional currency, the Borrower shall indemnify BoS against the full cost incurred by BoS (including all costs, charges and expenses) of converting that payment into Sterling.

14.8	In the event that (1) any currency in which any of the obligations under the BoS Documents are denominated from time to time is changed or replaced at any time after the date of this letter (whether as a result of the introduction of, changeover to or operation of a single or unified European currency or otherwise) and/or (2) any price source for the ECU or the national currency of any European Union member state disappears or is replaced and/or (3) any market conventions relating to the fixing and/or calculation of interest are changed or replaced, the BoS Documents will be amended to the extent that BoS (acting reasonably) considers to be required in order to reflect those circumstances.

15.	Illegality

If, in the opinion of BoS, the introduction of any law or regulation or change in its interpretation, makes it unlawful for BoS to maintain any part of any Loan or carry out any of its obligations in relation to it, then BoS will serve notice to that effect on the Borrower and that notice will release BoS from those obligations. The Borrower will then repay to BoS on its demand, or on whatever later date BoS reasonably specifies, the Loans, together with any other sums payable to BoS under this letter.

16.	Assignment and Transfer

16.1	This letter is for the benefit of the Borrower and BoS and the successors and assignees and transferees of BoS.

16.2	The Borrower may not assign or transfer all or any part of its rights, obligations or benefits under this letter.

16.3	BoS will be entitled (with the prior consent of the Borrower such consent not to be unreasonably withheld or delayed) to (1) assign, novate or transfer and/or (2) permit a participation in all or any part of its rights and obligations under this letter to or by any other Qualifying Bank or Banks. The Borrower undertakes to execute and to procure that each Group Company will execute all documents BoS may reasonably require to give effect to an assignment, novation, transfer or participation. If BoS does enter into a participation arrangement, the Borrower will continue to deal directly with BoS.

16.4	BoS will be entitled to disclose to any prospective or actual assignee, transferee or participant, or any other member of the BoS Group, confidential information concerning each Group Company and its financial condition and any other information which may be given to BoS in relation to this letter provided BoS obtains a confidentiality undertaking in respect of such information in favour of the Group confirming that such information shall be used by such prospective or actual assignee, transferee or participant for the purpose of the decision whether to participate in Loans under this letter and PROVIDED further that BoS shall only be entitled to disclose to any other member of the BoS Group such information reasonably required in connection with the offering of any other banking or financing arrangement by any member of the BoS Group to the Group.

17.	Obligations

The obligations of each Borrower in relation to the Loans are joint and several.

18.	Notices

Unless otherwise provided in this letter, all notices or other communications to or between the parties will be in writing and:

18.1	will be by first-class pre-paid post or by fax transmission and if by letter, will be deemed to have been received forty-eight hours after posting (unless hand delivered and then at the time of delivery) and if by fax, when sent (provided a transmission report is received);

18.2	in order to prove that a notice or demand has been made, BoS need only establish that the notice or demand was properly addressed and posted or transmitted;

18.3	if given to BoS, it will be given at the address at the head of this letter or at any other address in the UK which BoS may designate at any time by notice to the Borrower;

18.4	if given to the Borrower, it will be deemed to be duly given if given at the address of the Borrower shown above or at any other UK address the Borrower designates by notice to BoS; and

18.5	BoS may rely upon any communication by telephone or fax or purporting to be on behalf of the Borrower by anyone notified to BoS as being authorised, without enquiry by BoS as to authority or identity. The Borrower agrees to indemnify BoS against any liability incurred or sustained by BoS as a result.

19.	Press Release

The Borrower and BoS shall agree the terms of any public announcement or press release concerning the terms of this letter.

20.	Waivers and Severability

20.1	No failure or delay by BoS in exercising any right or remedy under any BoS Document shall operate as a waiver, and no single or partial exercise shall prevent further exercise, of any right or remedy.

20.2	If any part of this letter is not valid or enforceable then that shall not affect any other part.

20.3	The schedules referred to in this letter shall form part of this letter.

21.	Fees and Expenses

21.1	The Borrower will pay to BoS an arrangement fee equal to zero point four per cent (0.4%) of the Loans payable upon the execution of this letter and which shall be debited to the current account of the Borrower with BoS.

21.2	The Borrower will pay or reimburse to BoS (on a full indemnity basis) all reasonable legal, accountancy, valuation, due diligence and other fees, costs and expenses or tax charged to or incurred by BoS in connection with the BoS Documents (including the amendment, waiver, enforcement or preservation of the BoS rights) on demand.

22.	Counterparts

This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

23.	Third Party Rights

A person who is not party to this letter shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this letter. This clause does not affect any right or remedy of any person which exists or is available otherwise than pursuant to that Act.

24.	Law

This letter will be governed by and construed according to English law and the Borrower submits to the jurisdiction of the English courts.

Yours faithfully

for and on behalf of
THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

Agreed and accepted on behalf of FORBUOYS LIMITED

By	Director

Director/Secretary

Date:

Agreed and accepted on behalf of MARTIN RETAIL GROUP LIMITED

By	Director

Director/Secretary

Date:

Agreed and accepted on behalf of CLARK RETAIL LIMITED

By	Director

Director/Secretary

Date:

Agreed and accepted on behalf of TM VENDING LIMITED

By	Director

Director/Secretary

Date:

IMPORTANT NOTICE: As with any legally binding agreement, we recommend that you consult your solicitor or other independent legal adviser before accepting this letter.

[This is the Schedule 1 referred to in the preceding facility agreement between BoS and Forbuoys Limited, Martin Retail Group Limited Clark Retail Limited and TM Vending Limited dated        July 2002.]

SCHEDULE 1

CONDITIONS PRECEDENT

1.	Security

1.1	A first debenture from each Charging Group Company (other than Thistledove Limited and Holdings).

1.2	Guarantees (incorporating set off arrangements) by each Charging Group Company in favour of BoS on account of each other Charging Group Company.

1.3	The Subordination Agreement.

2.	Financial Information

2.1	The Budget for the Group.

2.2	Financial Statements of each of Thistledove Limited and TM Group Holdings PLC for the period to 24 November 2001 and the Financial Statements of each of the Borrowers and the Charging Group Companies for the period to 25 November 2000.

2.3	The management accounts of the Group for the period to 25 May 2002.

3.	Refinancing

3.1	Evidence that all Security Rights (other than the Permitted Security Rights and those granted by Marshell Group Limited), granted by any Charging Group Company have been or will be discharged at or before drawdown.

3.2	Details of all bonds, indemnities and guarantees issued by any bank or other person on behalf of any Group Company.

4.	Administrative/Secretarial

4.1	A Secretary’s Certificate.

4.2	An account mandate in respect of the Borrower.

5.	Specific Due Diligence Issues

Satisfaction with the terms of the High Yield Bonds.

6.	Arrangement Fee

Evidence that the arrangement fee payable by the Borrower pursuant to clause 21 (Fees and Expenses) has been paid.

[This is the Schedule 2 referred to in the preceding facility agreement between BoS and Forbuoys Limited, Martin Retail Group Limited, Clark Retail Limited and TM Vending Limited dated         July 2002.]

SCHEDULE 2

REPRESENTATIONS AND WARRANTIES

Each Borrower represents and warrants that:

1.	each Group Company is duly incorporated and validly existing under the laws of the jurisdiction of its incorporation;

2.	no Group Company has any Borrowings (other than Permitted Borrowings) and no Security Right (other than a Permitted Security Right) exists over the property or assets of any of them;

3.	no Event of Default or Potential Event of Default has occurred and is continuing unwaived;

4.	each Group Company has power to enter into and comply with its obligations in terms of the BoS Documents to which it is party;

5.	everything has been done (including obtaining any necessary consents) in order (1) for each Group Company to comply with its obligations under the BoS Documents to which they are party and (2) to ensure that those obligations are legally binding;

6.	execution of, and compliance with, the BoS Documents, to which they are party, does not cause any Group Company to breach:

6.1	any law, regulation, judicial or official order to which it is subject;

6.2	its memorandum or articles of association; or

6.3	(in any material respect) any letter, undertaking or restriction to which it is a party or subject;

and will not result in the imposition of any Security Right (other than under a BoS Document) on any of its assets;

7.	(save for the litigation against James Lancaster and as indemnified by Thistledove Limited and as disclosed to BoS prior to the date of this letter) no Material Litigation is current, or, to its knowledge, pending or threatened against any Group Company or its assets;

8.	the most recent Financial Statements of the Group delivered to BoS in terms of schedule 1 were prepared in accordance with GAAP and give a true and fair view of the financial condition of the Group at the end of the relevant period;

9.	there has been no material adverse change in the financial condition of the Group since the most recent Financial Statements;

10.	the most recent management accounts of the Group delivered to BoS in terms of schedule 1 have been prepared with due care and attention and accurately reflect the financial position of the Group in all material aspects as at their date;

11.	there has been no material adverse change in the financial condition of the Group since the most recent management accounts;

12.	the Budget has been prepared with due care and attention and (in the opinion of the Borrowers) is based on assumptions which are reasonable;

13.	the copies of all Certified Copy documents and other documents delivered to BoS are true, accurate and complete in all material respects;

14.	each Group Company holds all licences and consents (including Environmental Licences) necessary for the ownership of its property and which allow it to comply with the terms of the BoS Documents to which it is party and to conduct its business where failure to do so would have a Material Adverse Effect and has complied in all material respects with those licences and consents and with Environmental Law;

15.	no Dangerous Substance has been used, disposed of or released at or from any property owned or occupied by a Group Company or, which, in either case, is likely to result in a liability which would have a Material Adverse Effect; and

16.	each Group Company is either owner or licensee of all material Intellectual Property Rights used in its business and use of them, to the best of the Borrowers’ knowledge and belief, does not infringe any third party rights.

[This is the Schedule 3 referred to in the preceding facility agreement between BoS and Forbuoys Limited, Martin Retail Group Limited, Clark Retail Limited and TM Vending Limited dated         July 2002.]

SCHEDULE 3

GENERAL COVENANTS

1.	The Borrower shall, save with the prior written consent of BoS:

1.1	ensure that its obligations in respect of the Loans and the obligations of itself and each other Charging Group Company (other than Thistledove Limited and Holdings) under the Security Documents, at all times rank ahead of all other Borrowings (save for Permitted Security Rights) of each Group Company unless statutorily preferred; and

1.2	ensure that the obligations in respect of the Loans and the obligations of Thistledove Limited and Holdings under the Security Documents, at all times rank at least pari passu with all Borrowings of Thistledove Limited and Holdings unless statutorily preferred; and

1.3	notify BoS of any Event of Default or Potential Event of Default immediately upon becoming aware of it, at the same time describing the steps (if any) being taken to nullify or mitigate its effects.

2.	The Borrower shall, and shall procure that each other Group Company shall, unless it has a prior written waiver from BoS:

2.1	effect and maintain sufficient and appropriate policies of insurance of its business and assets (reasonable for the type, size and nature of the business carried out by the Group) and supply copies or evidence of them on written demand by BoS;

2.2	advise BoS promptly of any Material Litigation;

2.3	take whatever steps and execute whatever documents BoS may reasonably require in order to give effect to the Security Documents;

2.4	have and maintain all licences and authorisations necessary under any law or regulation affecting the conduct of its business which if not obtained would have a Material Adverse Effect;

2.5	comply with all Statutory Controls and promptly give to BoS a copy of any notice concerning compliance with them which if not complied with would have a Material Adverse Effect;

2.6	preserve its material Intellectual Property Rights and observe all material covenants and stipulations affecting them;

2.7	at the Borrower’s expense, permit BoS to obtain valuations of whatever Group assets which BoS may, at any time after the occurrence of an Event of Default or Potential Event of Default, reasonably require;

2.8	on receiving the same, notify BoS of any actual or threatened claim against any Group Company in respect of an alleged breach of Environmental Law or remedial obligation or liability under such law which could, if well-founded, and is reasonably likely to (1) have a Material Adverse Effect or (2) constitute a material liability of that Group Company (which shall be judged reasonably by BoS);

2.9

indemnify BoS, any receiver appointed by BoS and their respective officers, employees and agents against all costs and expenses suffered or incurred by them (PROVIDED THAT in relation to BoS, such indemnity shall relate only to the reasonable costs and expenses suffered or incurred by BoS) which arise as a result of (1) any actual or threatened breach of Environmental Law, (2) any actual or threatened release of or exposure to a Dangerous Substance on, at or from the premises or operations of any Group Company or (3) any actual or threatened claim referred to in clause 2.8 whether or not such claim has a Material Adverse Effect;

2.10	where environmental harm in terms of the Environmental Protection Act 1990 (as amended by the Environmental Act 1995) has been caused to any property belonging to any Charging Group Company over which BoS has or will have a security interest pursuant to a Security Document, ensure that none of the Group Companies is the “appropriate person” in terms of that Act who has caused or knowingly permitted that harm to occur where this is reasonably likely to have a Material Adverse Effect and be aware both of the identity of the appropriate person and of that person’s current financial condition;

2.11	ensure that all proceeds of disposals set out in paragraph 1 of the definition of “Permitted Disposals” are used to acquire replacement assets or property within 270 days of the date of such disposal; and

2.12	on receiving the same, notify BoS of any waiver granted by the holders of the Loan Stock in relation to payments due under the Loan Stock.

3.	The Borrower shall not, and shall procure that each other Group Company shall not, save with the prior written consent of BoS:

3.1	grant or permit to subsist any Security Right other than a Permitted Security Right;

3.2	incur or contract to incur or permit to subsist any Borrowings other than Permitted Borrowings;

3.3	dispose of or part with control of (whether by a single transaction or a series of transactions) any asset or undertaking (other than a Permitted Disposal);

3.4	make any change to the general nature of the business of the Group from that undertaken at the date of acceptance of this letter;

3.5	lend or give credit to or indemnify (save as disclosed to the Bank prior to the date of this letter) or guarantee any other person(s) unless it is (1) to or on account of the obligations of another Group Company which has granted Full Group Security, (2) in the ordinary course of business on normal trade terms or (3) employee loans of up to £100,000 in aggregate PROVIDED THAT in relation to Thistledove Limited such provision shall only apply to indemnities granted in relation to Borrowings;

3.6	join any partnership or joint venture with any other person or amalgamate with any other person (other than as part of a solvent reconstruction with the prior written consent of BoS);

3.7	acquire any company or business (or any shares in any company) the value of which is in excess of £2,000,000 PROVIDED THAT the aggregate value of all such acquisitions in any Accounting Reference Period shall not exceed £5,000,000;

3.8	alter the accounting principles and practices applied in its Financial Statements (unless to comply with GAAP or on the advice of its auditors);

3.9	alter its Accounting Reference Period;

3.10	enter an arrangement for finance not shown in its balance sheet as Borrowings;

3.11	factor or discount its debts.

4.	The Borrower shall not, and shall procure that each other Group Company which is not a wholly owned Subsidiary shall not, save with the prior written consent of BoS, make any Distribution other than strictly in accordance with the Articles of Association, nor any payment in respect of the High Yield Bonds except to the extent that the same constitutes a Permitted Transaction, unless:

(a)	no Financial Default has occurred and is continuing (which has not been expressly waived in writing by BoS; and

(b)	no Financial Default would occur as a result of such Distribution or payment under the High Yield Bonds being made.

[This is the Schedule 4 referred to in the preceding facility agreement between BoS and Forbuoys Limited, Martin Retail Group Limited, Clark Retail Limited and TM Vending Limited dated         July 2002.]

SCHEDULE 4

FINANCIAL INFORMATION COVENANTS

Each Borrower covenants that it will supply to BoS:

1.	within 10 months after the end of each financial year of each Borrower, two copies of its Financial Statements and within 150 days after the end of each financial year, two copies of the Financial Statements for Thistledove Limited and Holdings;

2.	within 15 days before the commencement of each financial year of the Borrowers, its annual budget (including profit and loss account, balance sheet and cash flow forecasts) for the next financial year and a consolidated annual budget for the Group;

3.	within 35 days after the end of each month in each financial year of the Borrower, management accounts (including profit and loss account, balance sheet and cash flow statements) on a consolidated basis for the Group and showing a comparison with budget together with commentary by the finance director on all material aspects of those management accounts;

4.	such further financial information as BoS may from time to time reasonably require.

[This is the Schedule 5 referred to in the preceding facility agreement between BoS and Forbuoys Limited, Martin Retail Group Limited, Clark Retail Limited and TM Vending Limited dated         July 2002.]

SCHEDULE 5

EVENTS OF DEFAULT

1.	The Borrower fails to pay any sum due under a BoS Document on its due date other than as a result of the failure of the appropriate payment transmission system which is outside the control of the Borrower and such sum is not paid within three Business Days of the relevant due date, provided that, where a demand for repayment of the Overdraft is made in circumstances where no Event of Default has occurred, the Borrower shall be deemed not to be in default under the provisions of this paragraph 1 of schedule 5, unless it has failed to repay the Overdraft so demanded within 10 Business Days of demand being made; or

2.	any written information or projection given or any representation, warranty or statement made or repeated by or on behalf of any Group Company under the BoS Documents (whether before or after the date of this letter) is incorrect, inaccurate, incomplete or, in the opinion of BoS, misleading in any material respect and which, if capable of remedy, is not remedied within 14 days of the earlier of (1) such Group Company becoming aware that such written information or projection given or such representation, warranty or statement made or repeated is incorrect, inaccurate or incomplete and (2) BoS notifying the Borrower in writing that such written information or projection given or such representation, warranty or statement made or repeated is incorrect, inaccurate or misleading; or

3.	any Borrowings in excess of £100,000 of any Group Company are not paid when due for payment (whether because of acceleration or otherwise) (save for payments due under the Loan Stock but waived in writing by the holders of the Loan Stock) or within any originally permitted period of grace or any creditor of all or any of the Group Companies becomes entitled to declare any such Borrowings to be accelerated prior to their stated maturity; or

4.	the Borrower fails to comply with the terms of schedule 2 or schedule 4 or any Group Company (to the extent applicable) fails to comply with the terms of any of paragraphs 3.1, 3.2, 3.3 and 4 of schedule 3; or

5.	any Group Company fails to comply with any other covenant, undertaking or obligation given or owed by it under a BoS Document which is not remedied to the satisfaction of BoS within 14 days after the first of (1) a Group Company being aware of the failure or (2) notice by BoS calling for its remedy (should BoS reasonably consider it to be remediable); or

6.	Holdings or Thistledove Limited (in relation to the Loan Stock) breaches any event of default (howsoever defined in the relevant document) under the High Yield Bonds, the Mezzanine Bonds or the Loan Stock; or

7.	Holdings fails to pay any interest due under the High Yield Bonds and such failure continues for a period of 20 days or more; or

8.	Holdings fails to pay any principal or premium (if any) due in respect of the High Yield Bonds and the failure continues for a period of 2 days or more; or

9.	any Charging Group Company ceases or threatens to cease to carry on its business or a significant part of it (unless as part of a solvent reconstruction approved by BoS) or suspends or threatens to suspend payment of its debts or is unable or is deemed to be unable to pay its debts within the meaning of Section 123 (1) of the Insolvency Act 1986; or

10.

a proposal is made or a nominee or supervisor is appointed for any Charging Group Company for a composition in satisfaction of its debt or for a scheme of arrangement of its affairs or other arrangement or any proceedings for the benefit of its creditors are commenced under any law, regulation or procedure relating to the reconstruction or readjustment of debt; or

11.	a petition is made for an administration order under the Insolvency Act 1986 with respect to any Charging Group Company; or

12.	any steps are taken by a Charging Group Company (without BoS prior written consent) or any other person to wind up or dissolve any Charging Group Company or to appoint a liquidator, trustee, receiver, administrative receiver or similar officer to any Charging Group Company or any part of its undertaking or assets; or

13.	any legal process for an amount in excess of £100,000 is not discharged within 14 days (not being reasonably considered by BoS to be defensible or vexatious, in good faith) is levied, enforced or sued against a Group Company or its assets or any person validly takes possession of any of the property or assets of a Group Company or steps are taken by any person to enforce any Security Right against any of the property or assets of a Group Company; or

14.	any event occurs or proceedings are taken in respect of a Charging Group Company in any jurisdiction to which it is subject which has an effect equivalent or similar to any of the events mentioned in paragraphs 10 to 13 (inclusive) of this schedule 5; or

15.	any part of a BoS Document ceases to be legal or effective (or a Group Company so alleges) or any consent required to enable a Charging Group Company to perform its obligations under a BoS Document ceases to have effect; or

16.	notice of withdrawal or discontinuance of any guarantee or security provided by any third party (including any Charging Group Company) is served on BoS and a replacement guarantor suitable to BoS cannot be found within seven days of receipt of such notice; or

17.	any licence, authority, permit, consent, agreement or contract which is material to the business from time to time of any Group Company is terminated, withheld or modified which, in the opinion of BoS, will have a Material Adverse Effect; or

18.	in the reasonable opinion of BoS at any time after the date of this letter:

18.1	there is a risk of material liability to BoS under Environmental Law because it has made loans or because it has taken security (direct or third party) for the Loans; or

18.2	the value of any asset of any Group Company may be diminished because of Environmental Law so as to have a Material Adverse Effect; or

18.3	any Group Company does not comply with regulations or the law applicable to its business or with Environmental Law or Licence(s) which failure to comply will have a Material Adverse Effect; or

19.	the auditors of the Borrower qualify any Financial Statements, except where BoS is of the reasonable opinion that such qualification is of a technical nature and not material; or

20.	any other circumstance or event occurs or arises which will have a Material Adverse Effect.

[This is the Schedule 6 referred to in the preceding facility agreement between BoS and Forbuoys Limited, Martin Retail Group Limited, Clark Retail Limited and TM Vending Limited dated         July 2002.]

SCHEDULE 6

DEFINITIONS AND INTERPRETATION

“Accounting Reference Period” has the meaning ascribed thereto in section 224 of the Companies Act 1985.

“Articles of Association” means the articles of association of the relevant Borrower.

“Borrowings” means (without double counting):

1.	money borrowed or raised and includes capitalised interest;

2.	any liability under any bond, note, debenture, loan stock, redeemable preference share capital or other instrument or security;

3.	any liability for acceptance or documentary credits or discounted instruments;

4.	any liability for the acquisition cost of assets or services payable on deferred payment terms where the period of deferment is more than 90 days where for the purpose of raising finance not on ordinary course of business instalment terms;

5.	any liability under debt purchase, factoring and similar agreements and capital amounts owing under finance leases, hire purchase or conditional sale agreements or arrangements; and

6.	any liability under any guarantee or indemnity (except product warranties).

“BoS” means The Governor and Company of the Bank of Scotland and its successors, assignees and transferees permitted under this letter.

“BoS Document(s)” means this letter, the Security Documents, the Subordination Agreement and all documents executed by the Group Company supplemental to any of them.

“BoS Group” means BoS, any Subsidiary of it, any holding company of it and any Subsidiary of its holding company.

“Business Day” means a day when the branch of BoS at which the Borrower’s account is located is open for business.

“Budget” means the first quarter reforecast for 2002 (including any schedules and appendices thereto) in respect of the Group.

“Certified Copy” means a copy certified as true, complete and up to date by the specified person or, if no-one is specified, by either the secretary of the relevant Group Company or the solicitors to the Borrower.

“Change of Control” means if 50% or more of the equity share capital of the Borrower becomes beneficially owned by any one person or by any group of persons acting in concert (not being persons who own shares in the Borrower at the date of this letter.

“Charging Group Company” means Thistledove Limited, Holdings, the Borrowers, TOG Limited, Bracklands Limited and Marshell Group Limited and any other Group Company which enters into Full Group Security in favour of BoS;

“Dangerous Substances” means any substances capable of causing harm to man or any other living organism or damaging the environment.

“Default Rate” means the rate which is one per cent (1%) per annum over the rate at which interest is paid on the Revolving Credit under clause 3.5.2.

“Distribution” means any dividend, redemption or distribution of assets by a company to its members whether in cash or otherwise on account of capital or income.

“Environmental Law” means all laws, regulations, directives, codes of practice, circulars, guidance notices and court decisions (whether in the UK or elsewhere) concerning the protection of human health or welfare or the environment or the conditions of the work place or the generation, transportation, storage, treatment or disposal of Dangerous Substances.

“Environmental Licence” means any licence, authorisation or approval required by Environmental Law.

“Event of Default” means an event set out in schedule 5 which BoS elects to treat as such.

“Final Repayment Date” means, in respect of the Revolving Credit, the date falling 364 days after the date of this letter.

“Financial Default” means any Financial Event of Default or Financial Potential Default.

“Financial Event of Default” means any of the Events of Default set out in paragraphs 1, 3 and 4 and paragraphs 6 to 11 (inclusive) of schedule 5.

“Financial Potential Default” means any event, act or condition which, with the giving of notice and/or lapse of time, and/or any other event, act or condition which, in the reasonable opinion of BoS, will or is likely to constitute a Financial Event of Default.

“Financial Statements” means the audited annual profit and loss account and balance sheet of the relevant company for each of its financial years (consolidated for each financial year during which that company has a subsidiary) together with related directors’ and auditors’ reports.

“Flotation” means the inclusion of any part of the share capital of the Borrower or any other Group Company in the Official List of the London Stock Exchange Limited, or the admission of the same to trading on the Alternative Investment Market or any recognised investment exchange (as that term is defined in the Financial Services Act 1986) or in or on any exchange or market replacing the same.

“Full Group Security” means guarantees in favour of BoS from each Charging Group Company on account of the obligations of each other Charging Group Company to BoS and, if applicable, any other security which BoS may require pursuant to clause 9.

“GAAP” means generally accepted accounting principles in the UK.

“Group” means Thistledove Limited (a company registered in England and Wales under company number 3649523), Holdings and each of its Subsidiaries and “Group Company” is construed accordingly.

“High Yield Bonds” means the 12 1/4% Senior Subordinated Notes due 15 May 2008 constituted by an indenture made between Holdings and Bankers Trust Company, London Branch and dated 14 May 1998 and the 11% Senior Notes due 15 May 2008 constituted by an indenture made between Holdings and Bankers Trust Company, London Branch and dated 14 May 1998 having initial principal amounts of £55,000,000 and $175,000,000 respectively.

“Holdings” means TM Group Holdings PLC registered in England and Wales under company number 3462566 whose registered address is at TM House, Ashwells Road, Pilgrims Hatch, Essex CM15 9ST.

“Increased Cost” means:

1.	an additional or increased cost incurred by BoS as a result of it having entered into, or performing, maintaining or funding its obligations under this letter; or

2.	that portion of an additional or increased cost incurred by BoS in making, funding or maintaining all or any advances comprised in a class of advances formed by or including any Loan; or

3.	a reduction in any amount payable to BoS or in the effective return to BoS under any Loan or on its capital; or

4.	the foregone amount of any payment made or interest or other return on or calculated by reference to any amount received or receivable by BoS under any Loan,

in each case arising as a result of any change, introduction, interpretation or administration of any law or regulation after the date of this letter or any compliance after the date of this letter with any law or regulation relating to reserve assets, special deposits, cash ratios, liquidity or capital adequacy requirements or any other form of banking or monetary control (including, without limitation, controls and requirements of the Bank of England, the Financial Services Authority, the European Central Bank or any other governmental or regulatory authority) or the introduction or changeover to or operation of a single European currency but excluding (1) costs compensated for by the Mandatory Liquid Asset Costs or (2) payments in respect of tax under clause 10.1 of this letter or (3) costs not generally applicable to U.K. banks.

“Intellectual Property Rights” means patents, patent applications, trade marks, community trade marks, service marks, trade names, brand names, registered designs, copyright and all other industrial and intellectual property rights.

“Interest Payment Date” means the last Business Day of each Interest Period, unless its duration is more than three months in which case it will also be the last Business Day of each consecutive three month period.

“Interest Period” means each period selected under clause 3.5 and to which a rate of interest calculated by reference to that clause applies.

“LIBOR” means the rate (expressed as an annual percentage rate) at which Sterling deposits in an amount equal to the Revolving Credit are offered to BoS in the London Inter Bank Market by prime banks, selected by BoS, at or about 11 am on the first Business Day of an Interest Period for the same period and amount in Sterling.

“Loan Stock” means the £21,838,236 7% unsecured subordinated loan stock due 2008 of Thistledove Limited.

“Mandatory Liquid Asset Costs” means the costs (expressed as an annual percentage at a rate rounded up to the nearest one eighth per cent) calculated by BoS in accordance with its usual practice of complying with any reserve asset and/or special deposit and/or cash ratio and/or liquidity and/or banking control or similar requirements of the Bank of England, the Financial Services Authority, the European Central Bank or any other governmental or regulatory authority.

“Margin” means one point two five per cent (1.25%) per annum.

“Material Adverse Effect” means any effect, event, circumstance or change which, in the reasonable opinion of BoS, might:

1.	affect the ability of any Charging Group Company to comply with its material obligations under a BoS Document;

2.	materially and adversely affect the business, assets or financial condition of the Group as a whole; or

3.	(where the context so admits) result in any of the Security Documents not being legal, valid and binding on, and enforceable substantially in accordance with its terms against any party to that Security Document or not providing BoS with enforceable security over the assets to be covered by it.

“Material Litigation” means, at any time, the aggregate of all litigation, arbitration or administrative proceeding raised or threatened against, or defended by or judgment outstanding in relation to any Group

Company, which is reasonably likely to be adversely determined and, if so determined would have a Material Adverse Effect and which is to be reported in detail by the Borrower to BoS.

“Mezzanine Bonds” means the £30,000,000 senior floating notes due 2008 constituted by an indenture dated 25 February 1999 and made between Holdings as issuer and Banker’s Trust Company as trustee.

“Notice of Drawdown” means a written notice in the form set out in schedule 7 requesting drawdown of the Revolving Credit.

“Permitted Borrowings” means:

1.	the Revolving Credit and amounts due in respect of it;

2.	the Overdraft and amounts due in respect of it;

3.	the Mezzanine Bonds and the Loan Stock;

4.	Borrowings between Charging Group Companies and Borrowings between Group Companies notified to BoS prior to the date of this letter;

5.	commitments of members of the Group under finance lease, hire purchase or conditional sale agreements or arrangements which do not at any time exceed £1,000,000 in aggregate;

6.	the High Yield Bonds; and

7.	Borrowings incurred by Thistledove Limited or Holdings.

“Permitted Disposals” means:

1.	the disposal of assets on an arm’s length basis in the ordinary and usual course of trading (which shall include the disposal (including cash) of individual retail shops and freehold properties to the extent that each such disposal does not exceed £500,000 PROVIDED THAT the aggregate amount of such disposals in any Accounting Reference Period does not exceed £5,000,000) for any purpose not otherwise permitted by this letter;

2.	disposals between Group Companies where the transferee has granted Full Group Security;

3.	disposals where the proceeds are applied towards the acquisition of replacement assets within the business within 270 days of the disposal; and

4.	disposals made other than in the ordinary and usual course of trading and not referred to in paragraphs 1 to 3 above but on an arm’s length basis and only if the value of the assets disposed of (whether by a single or several transaction) when taken together with all similar disposals made by the Group is not in total more than £2,000,000.

“Permitted Security Rights” means (1) liens and rights of set-off securing obligations which are not overdue beyond their standard payment dates, arising by operation of law or on contractual terms with suppliers in the ordinary and usual course of trading, (2) Security Rights arising by operation of law or out of title retention provisions in a supplier’s conditions of supply of goods acquired in the ordinary and usual course of trading, (3) Security Rights arising out of interest rate or currency hedging arrangements, (4) Security Rights arising as part of letter of credit transactions, (5) rent deposits as part of leases in the ordinary and usual course of business, (6) Security Rights arising from court costs, orders or assessments by authorities where contested in good faith and (7) Security Rights granted in terms of the BoS Documents or with the prior written approval of BoS.

“Permitted Transactions” means:

1.	the redemption by Holdings of the Mezzanine Bonds;

2.	the redemption by Thistledove Limited of the Loan Stock; and

3.	the declaration and payment of up to £26,000,000 in aggregate of dividends and intercompany loans by Holdings during July 2002 or on such other date as soon as reasonably practicable thereafter or which in the determination of Holdings the same is permitted under the High Yield Bonds.

“Potential Event of Default” means any event, act or condition which, with the giving of notice and/or lapse of time (in each case as specified in Schedule 5), and/or any other event, act or condition which, in the reasonable opinion of BoS, will or is likely to constitute an Event of Default.

“Qualifying Bank” means a bank for the purposes of Section 840A of the Income and Corporation Taxes Act 1988 which is within the charge to UK corporation tax as regards any interest payable to it under or in connection with this letter and/or any other BoS Document at the time when such interest is paid.

“Revolving Credit Advance” means the principal amount of an advance made, or to be made, available to the Borrower under the Revolving Credit in accordance with clause 3.

“Rollover Advance” means a Revolving Credit Advance which is used to refinance a maturing Revolving Credit Advance and which is in the same amount as such maturing Revolving Credit Advance and is to be drawn on the day such maturing Revolving Credit Advance is to be repaid.

“Sale” means any transaction pursuant to which all or substantially all of the assets of the Borrower or of the Group are sold to any person (other than a member of the Group).

“Secretary’s Certificate” means a certificate in the form set out in schedule 8, executed by the secretary of the Borrower.

“Security Documents” means the documents listed under the heading of Security in schedule 1, and any other security granted to BoS by the Group.

“Security Right” means any mortgage, charge, security, pledge, lien, right of set-off, right to retention of title or other encumbrance, whether fixed or floating, over any present or future property, assets or undertaking.

“Standard Application Dates” means the last business day in each month or such other dates as BoS may advise the Borrower from time to time.

“Statutory Control” means each of the following which affects any Group Company or any of its assets from time to time:

1.	any legislation (including delegated legislation);

2.	any consent made or given under any legislation; and

3.	any notice, order or correspondence related to paragraphs 1 or 2 above and having the force of law.

“Sterling” and the figure “£” shall mean the lawful currency of the UK.

“Subordination Agreement” means the subordination agreement dated on or about the date hereof and made between the Charging Group Companies and BoS.

“Subsidiary” and “holding company” shall have the meanings given to them in Section 736 of the Companies Act 1985 (including any Subsidiary acquired after the date of this Letter) and “Subsidiaries” shall mean all or any of them, as appropriate.

Interpretation

Any reference in this letter to:

(1)	statutes, statutory provisions and other legislation shall include all amendments, substitutions, modifications and re-enactments for the time being in force.

(2)	“control” of any company shall be interpreted in accordance with Section 840 of the Income and Corporation Taxes Act 1988.

(3)	“including” shall not be construed as limiting the generality of the words preceding it.

References to clauses, paragraphs and schedules are to be construed, unless otherwise stated, as references to clauses, paragraphs and schedules of this letter.

Any term or phrase defined in the Companies Act 1985 (as amended from time to time) shall bear the same meaning in this letter.

Any references in this letter to words importing the singular shall include the plural and vice versa and words denoting any gender shall include all genders.

References to this letter and to any provisions of it or to any other document referred to in this letter shall be construed as references to it in force for the time being and as amended, varied, supplemented, restated, substituted or novated from time to time.

References to a person are to be construed to include references to a corporation, firm, company, partnership, joint venture, unincorporated body of persons, individual or any state or any agency of a state, whether or not a separate legal entity.

References to any person are to be construed to include that person’s assignees or transferees or successors in title, whether direct or indirect.

Clause headings are for ease of reference only and are not to affect the interpretation of this letter.

[This is the Schedule 7 referred to in the preceding facility agreement between BoS and Forbuoys Limited, Martin Retail Group Limited and Clark Retail Limited dated         July 2002.]

SCHEDULE 7

BoS STYLE NOTICE OF DRAWDOWN

[*Limited Headed Paper]

To:	Bank of Scotland

PO Box 39900

Level 7, Bishopsgate Exchange

155 Bishopsgate

London

EC2M 3YB

Date:

As required under clause 1 of the facility letter dated * 2002 (the “Letter”) from you to ourselves as borrower(s) in respect of revolving credit facilities of £15,000,000, we now give you notice of our intention to drawdown under the Revolving Credit as follows:

1.	Date of Drawdown: *.

2.	Amount: £*.

3.	Duration of first Interest Period: * months.

4.	Payment instructions:

We confirm that:

4.1	the matters represented by us and set out in schedule 2 and to be repeated by clause 6 of the Letter are true and accurate on the date of this notice as if made on that date;

4.2	no Event of Default or (unless this is a Rollover Advance) Potential Event of Default has occurred and is continuing or would result from the proposed drawdown; and

4.3	the amount specified in paragraph 2 should be credited to account number *.

Words and expressions in this notice shall bear the same meaning as in the Letter.

Director/Secretary

[This is the Schedule 8 referred to in the preceding facility agreement between BoS and Forbuoys Limited, Martin Retail Group Limited and Clark Retail Limited dated         July 2002.]

SCHEDULE 8

BoS STYLE COMPANY SECRETARY’S CERTIFICATE

[* Limited Headed paper]

To:	Bank of Scotland

PO Box 39900

Level 7, Bishopsgate Exchange

155 Bishopsgate

London

EC2M 3YB

Re: * Limited/plc (the “Company”)

Registered Office: * [insert details]

Registered Number: * [insert details]

Revolving Credit Facilities of £15,000,000 and Overdraft of £5,000,000 (the “Facilities”)

I, * [insert full name], the Company Secretary do hereby certify that:

(1)	the Company has the necessary power to borrow and to incur the liabilities specified on the letter(s) from BoS dated * offering the Facilities (the “Letter(s)”) and to draw down the Facilities;

(2)	no borrowing limit of the Company will be exceeded by any borrowing under the Letter(s);

(3)	the Board of Directors of the Company has duly authorised * and * [insert full names of those authorised] to accept the Letter(s), to draw down the Facilities and to execute all documentation necessary to complete the security specified in schedule 1 of the Letter(s) (the “Security”);

(4)	the individuals referred to in paragraph 3 above were at the time of execution of the documentation referred to above and remain duly appointed * [directors] [authorised signatories] of the Company;

(5)	the board of directors and, where necessary, the shareholders of the Company have resolved that the granting of the Security is for the commercial benefit of the Company;

(6)	the resolutions giving the authorisations referred to above were validly passed at a properly convened meeting of the board of directors of the Company and, as the case may be, at a properly convened meeting of the shareholders of the Company and are in full force and effect; [and

(7)	* [insert Directors names] declared * [his/her/their] interest in any contracts, arrangements or dealings between the Company and * [list relevant companies of which he/she/they are also Directors] to the Board of Directors, as required under section 317 of the Companies Act 1985].

I attach (1) a list of all the directors of the Company and confirm that those persons listed are all the directors of the Company as at the date of this certificate and (2) a copy of the Certificate of Incorporation [and each Certificate(s) of Incorporation on Change of Name] of the Company and confirm each copy is true, complete and up to date.

This certificate is authorised by the Board of Directors of the Company.

Company Secretary

Date: *